

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2012

Via e-mail:
Mr. Brendan T. Cavanagh
Senior Vice President and Chief Financial Officer
SBA Communications Corporation
5900 Broken Sound Parkway NW
Boca Raton, FL 33487

   Re: **SBA Communications Corporation**
      Form 10-K for the fiscal year ended December 31, 2011
      Filed February 27, 2012
      File No. 0-30110

Dear Mr. Cavanagh:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Terry French for

         Larry Spirgel
         Assistant Director